Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

October 9, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 7, 2019 The Nasdaq Stock Market (the "Exchange") received from BioNTech SE (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing one ordinary share
Ordinary shares, no par value per share*

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,



* Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC. The American Depositary Shares each represent one ordinary share and are registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6 (File No. 333-233688). Accordingly, the American Depositary Shares are exempt from the operation of Section 12(a) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8.